OSISKO REPORTS STRONG THIRD QUARTER 2020 RESULTS

Montréal, November 9, 2020 - Osisko Gold Royalties Ltd (the "Company" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the third quarter of 2020.

Highlights (amounts in Canadian dollars, except otherwise noted)

  Record revenues from royalties and streams of $41.2 million (Q3 2019 - $33.9 million);

  Record cash flows from operating activities of $36.1 million (Q3 2019 - $28.3 million); $31.7 million before changes in non-cash working capital items (Q3 2019 - $25.1 million);

  Record cash operating margin1 of 96.4% from royalty and stream interests, generating $39.7 million in operating cash flow, in addition to a cash operating margin of $0.7 million from offtake interests;

  Earned 16,739 GEOs2 (Q3 2019 - 18,123 GEOs);

  Net earnings of $12.5 million, $0.08 per basic share (Q3 2019 - net loss of $45.9 million, $0.32 per basic share);

  Adjusted earnings3 of $17.5 million or $0.11 per basic share (Q3 2019 - $17.5 million, $0.12 per basic share);

  Cash on hand of $160.7 million and over $400.0 million further available under the credit facility as at September 30, 2020;

  Announced the spin-out of mining assets and certain equity positions through a reverse take-over transaction and the creation of a North American gold development company, Osisko Development Corp. ("Osisko Development"), which in conjunction completed a $100 million bought deal financing;

  The Canadian Malartic mine operators announced strong results from the drilling program at East Gouldie, which are expected to lead to a significant increase in the mineral resources estimate at year-end 2020. A preliminary economic assessment is also expected to be completed in early 2021, which may result in the start of mine shaft construction;

  Acquired the San Antonio gold project in Mexico for US$42 million, which will be spin-out to Osisko Development;

  Acquired an additional 15% ownership in a Canadian precious metal royalty portfolio, including royalties on the Island Gold and Lamaque mines;

  Announced that the Renard diamond mine, operated by Stornoway Diamonds Canada Inc., restarted operations in September 2020;

  Announced a strategic partnership with Regulus Resources Inc. ("Regulus") whereby Regulus has agreed to grant Osisko an initial royalty and certain future royalty rights in exchange for an upfront cash payment of US$12.5 million ($16.6 million);

  Commercial production was declared by the operator of the Eagle Gold mine on July 1, 2020, on which the Company holds a 5% NSR royalty; and
  Declared a quarterly dividend of $0.05 per common share paid on October 15, 2020 to shareholders of record as of the close of business on September 30, 2020.

Sandeep Singh, President of Osisko commented on the activities of the third quarter of 2020: "We had a very strong third quarter with production rebounding well and other significant catalysts. The spin-out transaction announced on October 5th is an important strategic milestone for the Company. It greatly simplifies Osisko into a pure-play royalty and streaming company, while maintaining exposure to the company-making assets contributed to Osisko Development. Our cornerstone Canadian Malartic royalty continues to create significant value for our shareholders as the joint venture partnership makes significant strides towards an underground development decision. We anticipate a continued upward trend in GEO deliveries in the fourth quarter, and we believe that we are in excellent position to meet our forecast for the second half of 2020."

Outlook

Osisko's guidance for the six months and the year ending December 31, 2020 is shown in the table below.  For the full year 2020 guidance, actual results were used for the first semester and added to the forecast for the second semester of the year. For the outlook of the last 6 months of 2020, silver and cash royalties have been converted to GEOs using commodity prices of US$1,900 per ounce of gold, US$22 per ounce of silver and an exchange rate (US$/C$) of 1.33.

	Six months ending December 31, 2020 (i)			Year ending December 31, 2020 (i)
	Low	High	Cash margin	Low	High	Cash margin
	(GEOs)	(GEOs)	(%)	(GEOs)	(GEOs)	(%)

Royalty interests	24,800	26,250	100	45,500	46,950	100
Stream interests	8,000	8,450	87	17,150	17,650	81
Offtake interests	200	300	2	850	900	3
	33,000	35,000		63,500	65,500

(i) Excluding any potential revenues from the Renard diamond mine for the six months ending December 31, 2020.

Q3 2020 Results Conference Call

Osisko will host a conference call on Tuesday, November 10, 2020 at 10:00 am EST to review and discuss its third quarter 2020 results.

Those interested in participating in the conference call should dial in at 1-(877) 223-4471 (North American toll free), or 1-(647) 788-4922 (international). An operator will direct participants to the call.

The conference call replay will be available from 1:00 pm EST on November 10, 2020 until 11:59 pm EST on November 24, 2020 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 4896403. The replay will also be available on our website at www.osiskogr.com.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 138 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns the Cariboo gold project in Canada as well as a portfolio of publicly held resource companies, including a 14.6% interest in Osisko Mining Inc., 17.8% interest in Osisko Metals Incorporated and an 18.3% interest in Falco Resources Ltd. On October 5, 2020, Osisko Gold Royalties Ltd announced the spin-out of mining assets and the creation of Osisko Development Corp., a premier North American gold development company. This transaction is expected to close in the fourth quarter of 2020.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh President Tel. (514) 940-0670 ssingh@osiskogr.com

Notes:

(1) Cash operating margin, which represents revenues less cost of sales, is a non-IFRS measure. The Company believes that this non-IFRS generally accepted industry measure provides a realistic indication of operating performance and provides a useful comparison with its peers. The following table reconciles the cash margin to the revenues and cost of sales presented in the consolidated statements of income (loss) and related notes (In thousands of Canadian dollars):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$

Revenues	55,707	109,235	149,070	341,567
Less: Revenues from offtake interests	(14,464)	(75,314)	(41,260)	(240,365)
Revenues from royalty and stream interests	41,243	33,921	107,810	101,202

Cost of sales	(15,236)	(77,419)	(45,464)	(247,616)
Less: Cost of sales of offtake interests	13,738	74,300	39,114	237,452
Cost of sales of royalty and stream interests	(1,498)	(3,119)	(6,350)	(10,164)

Revenues from royalty and stream interests	41,243	33,921	107,810	101,202
Less: Cost of sales of royalty and stream interests	(1,498)	(3,119)	(6,350)	(10,164)
Cash margin from royalty and stream interests	39,745	30,802	101,460	91,038

	96%	91%	94%	90%

Revenues from offtake interests	14,464	75,314	41,260	240,365
Less: Cost of sales of offtake interests	(13,738)	(74,300)	(39,114)	(237,452)
Cash margin from offtake interests	726	1,014	2,146	2,913

	5%	1%	5%	1%

(2) GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Gold(i)	$1,909	$1,472	$1,735	$1,364
Silver(i)	$24	$17	$19	$16

Exchange rate (US$/Can$)(iii)	1.3321	1.3204	1.3541	1.3292

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

(3) The Company has included certain non-IFRS measures including "Adjusted Earnings" and "Adjusted Earnings per basic share" to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

"Adjusted earnings" is defined as "Net earnings (loss)" adjusted for certain items: "Foreign exchange gain (loss)", "Impairment of assets", including impairment on financial assets and investments in associates, "Gains (losses) on disposal of exploration and evaluation assets", "Unrealized gain (loss) on investments", "", "Share of loss of associates", "Deferred income tax expense (recovery)" and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the "adjusted earnings" divided by the "Weighted average number of common shares outstanding" for the period.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

(in thousands of Canadian dollars, except per share amounts)	$	$	$	$

Net earnings (loss)	12,514	(45,924)	12,244	(79,020)

Adjustments:
Impairment of royalty, stream and other interests	-	60,800	26,300	99,700
Impairment of investments	1,281	12,500	5,304	12,500
Foreign exchange loss (gain)	391	(498)	(1,166)	1,145
Unrealized (gain) loss on investments	(1,308)	(1,529)	(16,766)	3,804
Share of loss of associates	760	4,146	3,934	14,688
Deferred income tax expense (recovery)	3,615	(12,001)	1,590	(21,267)
Transaction costs (RTO transaction)	276	-	276	-

Adjusted earnings	17,529	17,494	31,716	31,550

Weighted average number of common shares outstanding (000's)	166,110	144,446	162,321	151,570

Adjusted earnings per basic share	0.11	0.12	0.20	0.21

Forward-looking Statements

This news release contains forward-looking information and forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management's expectations regarding Osisko's growth, results of operations, estimated future revenue, requirements for additional capital, production estimates, production costs and revenue, business prospects and opportunities are forward-looking statements. In addition, statements relating to gold equivalent ounces ("GEOs") are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the GEOs will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, that the conditions precedent to the spin-out of mining assets and the creation of Osisko Development Corp. will be met, that significant value will be created within the accelerator group of companies and Osisko's ability to seize future opportunities. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results deriving from Osisko's royalties, streams and other interests to differ materially from those in forward-looking statements include, without limitation: the uncertainties related to the COVID-19 impacts, the influence of political or economic factors including fluctuations in the prices of the commodities and in value of the Canadian dollar relative to the U.S. dollar, continued availability of capital and financing and general economic, market or business conditions; regulations and regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatments of offshore streams or other interests, litigation, title, permit or license disputes; risks and hazards associated with the business of exploring, development and mining on the properties in which Osisko holds a royalty, stream or other interest including, but not limited to development, permitting, infrastructure, operating or technical difficulties, unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, rate, grade and timing of production differences from mineral resource estimates or production forecasts or other uninsured risks; risk related to business opportunities that become available to, or are pursued by Osisko and exercise of third party rights affecting proposed investments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko's ongoing income and assets relating to the determination of its PFIC status, no material changes to existing tax treatments; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko's expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2020	2019
	$	$

Assets

Current assets

Cash	160,705	108,223
Short-term investments	21,568	20,704
Amounts receivable	11,554	6,330
Inventories	10,269	1,656
Other assets	2,944	3,516
	207,040	140,429

Non-current assets

Investments in associates	123,946	103,640
Other investments	123,086	67,886
Royalty, stream and other interests	1,121,353	1,130,512
Mining interests and plant and equipment	443,371	343,693
Exploration and evaluation	43,150	42,949
Goodwill	111,204	111,204
Other assets	26,920	6,940
	2,200,070	1,947,253

Liabilities

Current liabilities

Accounts payable and accrued liabilities	34,186	18,772
Dividends payable	8,341	7,874
Current portion of long-term debt	49,580	-
Provisions and other liabilities	4,600	1,289
	96,707	27,935

Non-current liabilities

Provisions and other liabilities	39,940	29,365
Long-term debt	372,010	349,042
Deferred income taxes	53,235	47,465
	561,892	453,807

Equity

Share capital	1,767,460	1,656,350
Warrants	18,072	18,072
Contributed surplus	39,796	37,642
Equity component of convertible debentures	17,601	17,601
Accumulated other comprehensive income	59,851	13,469
Deficit	(264,602)	(249,688)
	1,638,178	1,493,446
	2,200,070	1,947,253

Osisko Gold Royalties Ltd
Consolidated Statements of Income (Loss)
For the three and nine months ended September 30, 2020 and 2019
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$

Revenues	55,707	109,235	149,070	341,567

Cost of sales	(15,236)	(77,419)	(45,464)	(247,616)
Depletion of royalty, stream and other interests	(9,665)	(10,965)	(32,057)	(35,166)
Gross profit	30,806	20,851	71,549	58,785

Other operating expenses
General and administrative	(5,957)	(4,559)	(18,059)	(15,034)
Business development	(1,910)	(1,375)	(4,682)	(4,899)
Gain on disposal of an offtake interest	-	7,636	-	7,636
Exploration and evaluation	(32)	(48)	(108)	(139)
Impairment of assets	-	(60,800)	(26,300)	(99,700)
Operating income (loss)	22,907	(38,295)	22,400	(53,351)
Interest and dividend income	1,327	1,091	3,523	3,183
Finance costs	(6,440)	(5,843)	(19,938)	(17,382)
Foreign exchange (loss) gain	(419)	508	1,299	(1,104)
Share of loss of associates	(760)	(4,146)	(3,934)	(14,688)
Other gains (losses), net	27	(10,971)	11,462	(16,304)
Earnings (loss) before income taxes	16,642	(57,656)	14,812	(99,646)
Income tax (expense) recovery	(4,128)	11,732	(2,568)	20,626
Net earnings (loss)	12,514	(45,924)	12,244	(79,020)

Net earnings (loss) per share
Basic and diluted	0.08	(0.32)	0.08	(0.52)

Osisko Gold Royalties Ltd
Consolidated Statements of Income (Loss)
For the three and nine months ended September 30, 2020 and 2019
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,

	2020	2019	2020	2019
	$	$	$	$

Operating activities
Net earnings (loss)	12,514	(45,924)	12,244	(79,020)
Adjustments for:
Share-based compensation	2,567	2,052	6,932	6,273
Depletion and amortization	9,954	11,287	33,067	36,113
Net gain on disposal of an offtake	-	(7,636)	-	(7,636)
Impairment of royalty, stream and other interests	-	60,800	26,300	99,700
Finance costs	1,888	1,817	6,638	5,291
Share of loss of associates	760	4,146	3,934	14,688
Net gain on acquisition of investments	(982)	(540)	(3,827)	(628)
Change in fair value of financial assets at fair value through profit and loss	(326)	205	(1,332)	1,399
Net gain on dilution of investments	-	-	(10,381)	-
Net (gain) loss on disposal of investments	-	(1,091)	(1,226)	3,136
Impairment of investments	1,281	12,500	5,304	12,500
Foreign exchange loss (gain)	391	(498)	(1,166)	1,145
Deferred income tax expense (recovery)	3,615	(12,001)	1,590	(21,267)
Other	35	(66)	110	(559)
Net cash flows provided by operating activities before changes in non-cash working capital items	31,697	25,051	78,187	71,135
Changes in non-cash working capital items	4,426	3,243	(2,842)	3,259
Net cash flows provided by operating activities	36,123	28,294	75,345	74,394

Investing activities
Short-term investments	(519)	(9,614)	(1,588)	(25,844)
Acquisition of investments	(8,401)	(7,359)	(42,344)	(47,896)
Proceeds on disposal of investments	7,163	71,434	10,600	129,908
Acquisition of the San Antonio gold project	(48,708)	-	(48,708)	-
Acquisition of royalty and stream interests	(12,512)	(43,501)	(36,879)	(71,470)
Proceeds on disposal of royalty and offtake interests	-	43,182	-	43,182
Exploration and evaluation (expenses) tax credits, net	(85)	(69)	(201)	81
Mining assets and plant and equipment	(16,072)	(15)	(42,487)	(603)
Restricted cash	4,762	-	4,762	-
Other	206	(113)	357	-
Net cash flows (used in) provided by investing activities	(74,166)	53,945	(156,488)	27,358

Financing activities
Private placement of common shares	-	-	85,000	-
Exercise of share options and shares issued under the share purchase plan	6,249	15,446	7,382	21,714
Increase in long-term debt	-	19,772	71,660	19,772
Financing fees	-	(490)	-	(490)
Repayment of long-term debt	-	-	-	(30,000)
Common shares acquired and cancelled through a share repurchase	-	(71,434)	-	(129,486)
Normal course issuer bid purchase of common shares	-	-	(3,933)	(11,901)
Dividends paid	(6,882)	(6,736)	(21,063)	(20,538)
Other	(74)	278	(2,840)	86
Net cash flows (used in) provided by financing activities	(707)	(43,164)	136,206	(150,843)

(Decrease) increase in cash before effects of exchange rate changes on cash	(38,750)	39,075	55,063	(49,091)
Effects of exchange rate changes on cash	(2,516)	1,038	(2,581)	(1,472)
(Decrease) increase in cash	(41,266)	40,113	52,482	(50,563)
Cash - beginning of period	201,971	83,589	108,223	174,265
Cash - end of period	160,705	123,702	160,705	123,702

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